TICKET TO SEE INC.
               2620 Regatta Drive, Suite 102, Las Vegas, NV 89128
                            Telephone 1-888-970-9463
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                                                                 August 13, 2013

Via EDGAR

Mr. Justin Dobbie
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Ticket To See Inc.
    Amendment No. 4 to Registration Statement on Form S-1
    File No. 333-187049

Dear Mr. Dobbie:

This letter shall serve as the request of Ticket To See Inc., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Thursday, August 15, 2013, 3:00PM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

The Company acknowledges:

     * should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Sincerely,


/s/ Aidan Buckley
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Aidan Buckley
President & Director